

Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704
Phone 408 536.6000
Fax 408 537.6000

Commencing on April 2, 2012, Adobe Systems Incorporated ("Adobe") sent the following communication to certain of its stockholders.

Re: Adobe's 2012 Annual Meeting of Stockholders – April 12, 2012 ("Annual Meeting")
        Proposal 4, Advisory Vote on Executive Compensation ("Say on Pay")

Dear Stockholder:

We are writing to ask for your support at the Annual Meeting with respect to Proposal 4, or Say on Pay. As you may be aware, Institutional Shareholder Services ("ISS") has recommended a vote against this proposal. We strongly disagree with its recommendation, as well as the underlying methodology used in the ISS report, for the reasons discussed below.

1.   *The ISS analysis utilizes an inappropriate peer group*

ISS' peer group selection to benchmark our executive compensation improperly dismisses our Board's well considered judgment of the companies with which our business is most comparable, based on sound quantitative and qualitative criteria. As discussed in greater detail in our proxy statement, our Executive Compensation Committee (the "Committee") reviews and updates our peer group annually, with input from our independent compensation consultant, based on a pre-established set of criteria that the Committee believes provides for meaningful comparison in setting executive compensation. These criteria include both qualitative and quantitative factors supporting the Committee's analysis and focus on defining a peer group of high-technology companies at which our executives' positions would be analogous in scope and complexity. The position taken by ISS ignores the fact that we must offer our senior management compensation packages that are competitive with the peer companies with which we compete for talent, which is another key factor used by the Committee in selecting our peer group.

While the ISS peer group includes some of the same companies found in the peer group used by the Committee, the ISS peer group also includes companies such as Alliance Data Systems, Fiserv and Western Union that are not included in our peer group and that our Committee does not view as comparable.

When comparing the ranking of our CEO pay practices in the following six categories (all of which are based on the data disclosed in our Summary Compensation Table), our ranking is lower with respect to our peer group than with respect to the ISS-selected peer group in all six categories:

- Base salary;

- Stock awards;

- Option awards;

- Non-equity incentive compensation;

- Other compensation; and

- Total compensation.

Further, when making the same comparison with respect to the value of option awards and total compensation utilizing the ISS methodology for valuing options (which methodology is discussed below) our relative ranking is even lower in these two categories. Accordingly, ISS' peer group selection exaggerates our pay practices in all six categories measured and the difference is even more pronounced when utilizing ISS' methodology for measuring compensation.

2.   ISS overvalues stock options and understates their tie to performance

ISS applies a methodology for valuing stock options that results in an attributed value that is nearly double the amount that results from our GAAP-based approach. The inclusion of these values in the ISS report, and ISS' refusal to include an explanatory footnote to clarify the variance, exaggerates the value of our compensation relative to our peers and distorts our relative degree of alignment, especially with respect to the one third of the ISS peer group companies whose compensation programs in the most recent fiscal year reported did not include stock options.

ISS has additionally chosen to understate the performance-based nature of our executive compensation by declaring that options are not performance based, even though they are of value only if and to the extent that the share price when exercised exceeds the grant date price. The ISS report further distorts our compensation programs by failing to take into account that we have eliminated stock options for all of our employees – including our executives – for 2012 in response to previous stockholder and ISS feedback.

The following chart demonstrates the relationship between ISS' valuation of our CEO stock option grants and the value of our stock options as determined in accordance with U.S. GAAP and reported in our Summary Compensation Table:



3.   ISS ignores "Realizable Pay"

We believe the most appropriate metric for assessing pay for performance is "Realizable Pay," whereas the ISS report uses grant date value (or "pay opportunity") as determined by ISS' methodology as its lone measurement. Realizable pay reflects the real value of equity awards and increases or decreases with fluctuations in market value. When determining the annual equity grants to our executives in January of each year, our Executive Compensation Committee believes it is important to take into account not only the grant date values included in our Summary Compensation Table, but also to consider the effect of the value of our stock on those awards at the end of our fiscal year.

Given that 80 percent of our CEO's target pay is equity based, we consider it especially important to focus on realizable pay when evaluating pay for performance. Stock options that are "out of the money" may expire without any realized value, and many of our executives' stock options have in the past expired without realized value to our officers or dilutive effect to the company. In addition, other stock-based awards may have realizable value that is less than was targeted at the time of grant. The realizable pay of Adobe's executive officers has in each of 2009, 2010 and 2011 been meaningfully less than the "pay opportunity" values in our

Summary Compensation Table, the amounts initially targeted by the Committee, or the exaggerated values reported by ISS, demonstrating that pay for performance is achieved in our compensation programs.

The following chart demonstrates the relationship between grant date value, as measured by ISS in its report, and as reported in our Summary Compensation Table and realizable pay for fiscal years 2009, 2010 and 2011:



4.   *The peer group data utilized by ISS is stale*

Because we are an earlier filer than all of the ISS-selected peer group companies, ISS' report compares our executive compensation in our fiscal year ended December 2, 2011 to other companies' compensation in fiscal years that included significant portions of calendar year 2010. Specifically, of the 14 peer companies, the fiscal year end used for nine of the companies was from January 2011 or earlier, three companies had a fiscal year end in March 2011 and one in each of April and July 2011. In other words, the ISS report compares compensation data primarily from calendar year 2010 for all of ISS' selected peer companies to primarily their 2011 total stockholder return ("TSR"); in comparison, ISS compares our fiscal 2011 compensation to our 2011 TSR performance. This asymmetry leads to results that are decidedly skewed, in part due to significant improvements in economic conditions since 2010. ISS' report fails to draw attention to this apples-to-oranges comparison and neglects to explain its effects.

5.   *We have made meaningful changes for 2012 in response to Say on Pay feedback*

In response to the Say on Pay vote at our 2011 Annual Meeting of Stockholders, as well as ongoing stockholder engagement efforts before and after, we made meaningful changes to our fiscal 2012 executive compensation programs in order to better align executive pay with performance, including:

- Eliminating the use of stock options (for all employees);

- Increasing the proportion of the overall equity award delivered through performance-based equity vehicles. For fiscal 2012, half of the equity awards granted to our executive officers consist of performance shares, with the other half consisting of time-based restricted stock unit awards; and

- Continuing to provide that the performance share awards would be earned based on our actual achievement as measured against multiple pre-established strategic and financial objectives, with a new requirement that 20% of performance share awards would be earned based upon a relative TSR measure.

- The relative TSR measure used in the performance share program will measure the TSR of our common stock as compared against the TSR of the NASDAQ 100 Index during the course of our 2012 fiscal year.

We believe these changes will improve our pay for performance orientation, directly address the stockholder feedback we received during our engagement efforts and would result in a significantly improved score under certain of the quantitative tests applied by ISS. However, ISS' current report analyzes our 2011 compensation programs, which our Executive Compensation Committee put into place prior to our 2011 Say on Pay vote and related feedback. As a result, ISS' analysis fails to give credit in its qualitative assessment to the Committee for implementing those program improvements requested by ISS and our stockholder base.

We recommend that you vote "FOR" the approval of Proposal 4

Adobe is committed to aligning the performance metrics of our executive compensation plans with the interests of our stockholders. Demonstrating this commitment, our cash compensation and equity awards for many years have been tied to our financial performance, and since fiscal 2010 have also been tied to our achievement of strategic objectives, as reflected by our payouts in recent years:

- Based on our strong financial results and achievement of key strategic performance objectives in fiscal years 2010 and 2011, our executives received awards in excess of 100% of their target cash incentive awards and target performance shares.

- Conversely, in fiscal year 2009, we did not achieve our financial goals due to the global economic recession and our executives did not receive any base salary increases or earn any cash incentive awards or performance shares, resulting in significantly reduced compensation.

Since our annual and long-term incentive compensation plans are tied to company performance, our executives do not receive payments under these plans unless we achieve our financial and strategic objectives tied to these plans each year. Further, because Adobe common stock underlies our equity-based compensation awards and the awards vest over time, the realizable value of these awards is subject to fluctuations in our stock price – thereby strongly aligning the interests of our executive officers with our stockholders.

In addition, Adobe also has a number of other measures in place to protect stockholder interests, including:

- We review stock ownership and holding guidelines quarterly for executives;

- Executives are employed "at will" and we do not generally enter into employment agreements;

- We generally do not provide for reimbursements or tax "gross-ups" for compensation or severance paid to executives;

- We provide limited perquisites to our executives; and

- Our Executive Compensation Committee intends to implement a Dodd-Frank compliant clawback policy as soon as the requirements of such clawbacks are more clearly defined by the SEC.

With these facts in mind, we are committed to continuing to undertake specific stockholder engagement efforts to obtain feedback about our executive compensation practices and welcome your feedback about our program. Adobe urges our stockholders to cast an advisory vote "FOR" our Say on Pay proposal and to continue to work with us as we strive to refine our executive compensation programs to best align pay with performance.